Exhibit 1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY OFFSHORE CONTEMPLATES NORWEGIAN BOND ISSUANCE

Hamilton, Bermuda, January 16, 2012 – Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced that it intends to issue 500-700 million NOK in new senior unsecured bonds in the Norwegian bond market that mature in January 2017 which, at current conversion rates, have an aggregate principal amount equivalent to approximately USD 80-120 million. The proceeds of the bonds are expected to be used for general partnership purposes. In November 2010, Teekay Offshore issued bonds that mature in November 2013, which are listed on the Oslo Stock Exchange. Teekay Offshore expects to apply for listing of the new bonds on the Oslo Stock Exchange.

A portion of the bonds may be offered in the United States to qualified institutional investors (or QIBs) as defined in Rule 144A of the U.S. Securities Act of 1933 (the Securities Act) concurrently with bonds offered outside of the United States pursuant to Regulation S of the Securities Act.

DnB Markets and Nordea Markets have been appointed as arrangers of the contemplated bond issuance.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the bonds or any other security of Teekay Offshore. The bonds have not been and will not be registered under the Securities Act or any state securities laws. Unless so registered, the bonds may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include statements involving the contemplated bond offering, involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, the possibility that the bond issuance may not be completed in the aggregate principal amount contemplated, or at all, and those discussed in Teekay Offshore’s public filings with the U.S. Securities and Exchange Commission. Teekay Offshore undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.

About Teekay Offshore

Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Teekay Offshore owns interests in 40 shuttle tankers (including four chartered-in vessels and four committed newbuildings), five floating storage and offtake (FSO) units, 10 conventional oil tankers, and three floating production, storage and offloading (FPSO) units. Teekay Offshore also has rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: + 1 (604) 609-6442

Web site: www.teekayoffshore.com

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